SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/7A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

80303D 107
(CUSIP Number)

David N. Nemelka

732 N. Main Street

Springville, UT 84663

(801) 361-4746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 November 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80303D 107

1	Names of Reporting Persons David N. Nemelka
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,958,033
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,958,033
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,958,033
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ G
13	Percent of Class Represented by Amount in Row (11) 23.5%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Sanuwave Health, Inc., a Nevada corporation (the “Issuer”).  Amendment No. 7 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on October 20, 2010, as amended by Amendment No. 1 thereto filed on November 16, 2010, Amendment No. 2 thereto filed on November 26, 2010, Amendment No. 3 thereto filed on December 7, 2010, Amendment No. 4 thereto filed on April 12, 2011, Amendment No. 5 thereto filed on May 3, 2011, and Amendment No. 6 thereto filed on January 19, 2012.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is the beneficial owner of 5,958,033 shares of Common Stock, representing approximately 23.5% of the Issuer’s outstanding Common Stock based on the 20,907,536 shares of Common Stock outstanding as of November 9, 2012 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2012.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 46,264 shares held of record by Tradeco, a corporation of which the Reporting Person is the sole officer, director and stockholder; (ii) 24,000 shares held of record by McKinley Enterprises, Inc. Profit Sharing Plan over which the Reporting Person acts as trustee; (iii) 605,000 shares held of record by McKinley Capital, Inc. Roth 401(k) Plan over which the Reporting Person acts as trustee;  (iv) 839,259 shares owned directly by the Reporting Person; (v) 4,000,000 shares to be acquired by the Reporting Person pursuant to the Stock Subscription Agreement  between the Reporting Person and the Issuer; (vi) Class A Warrants held by the Reporting Person to purchase 66,755 shares at a price of $4.00 per share at any time on or before September 25, 2014; (vii) Class B Warrants held by the Reporting Person to purchase 66,755 shares at a price of $8.00 per share at any time on or before September 25, 2014; and (viii) Class E Warrants held by the Reporting Person to purchase up to 310,000 shares of Common Stock at an exercise price of $4.00 per share at any time on or before April 11, 2016.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:

  5,958,033

(ii)

Shared power to vote or direct the vote:  0

(iii)

Sole power to dispose or direct the disposition:  5,958,033

(iv)

Shared power to dispose or direct the disposition:  0

(c)

The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty days:

(i)

On November 27, 2012, the Reporting Person entered into a subscription agreement with the Issuer whereby the Reporting Person agreed to purchase 4,000,000 shares of Common Stock at a purchase price of $0.25 per share for an aggregate purchase price of $1,000,000.  The purchase price is payable as follows: (i) Fifty Thousand Dollars ($50,000) on or before January 31, 2013; (ii) Fifty Thousand Dollars ($50,000) on or before February 15, 2013; and (iii) the balance of Nine Hundred Thousand Dollars ($900,000) on or before May 27, 2014 (the “Outside Due Date”). The Subscriber may make payments of the Purchase Price at his discretion in minimum installments of One Hundred Thousand Dollars ($100,000) each, until the Outside Due Date. In the event that at any time after February 15, 2013, the Company’s total available cash should be less than One Hundred Thousand Dollars ($100,000), the Subscriber shall, upon demand of the Company, pay to the Company, One Hundred Thousand Dollars ($100,000) of the then outstanding balance of the Purchase Price, which payment shall be due within thirty (30) days of the demand. There is no limit on the number of demands that the Company may make pursuant to this provision of the Subscription Agreement, provided, however, that in no event shall the Company provide more than one notice of demand for payment in any thirty (30) day period.

ITEM 7.

Material to Be Filed as Exhibits.

Exhibit III

The Subscription Agreement dated November 27, 2012 between SANUWAVE Health, Inc. and David N. Nemelka is incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2012

/s/ David N. Nemelka

David N. Nemelka